SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English translation of letter to the Argentine Securities Commission dated April 29, 2014 regarding appointment of the members of the Supervisory Committee, the Audit Committee and Independent Auditor.	1

2.	Summary of the Resolutions approved by the General Ordinary Shareholders’ Meeting held on April 29, 2014

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, April 29, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: APPOINTMENT OF THE MEMBERS OF THE SUPERVISORY COMMITTEE, THE AUDIT COMMITTEE AND INDEPENDENT AUDITOR

Pursuant to article 4, Chapter II, Title II and article 11, Chapter I, Title XV of the CNV Rules (NT 2013)

I am writing to you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you of the resolutions adopted at the Ordinary Shareholders’ Meeting held on April 29, 2014 with respect to the composition of the Supervisory Committee of Telecom Argentina S.A. that will hold office during Fiscal Year 2014:

SUPERVISORY COMMITTEE: Regular Members: Evelina Leoní Sarrailh (Chairman), Gustavo Adrián Enrique Gené, Susana Margarita Chiaramoni, Gerardo Prieto, Raúl Alberto Garré. Alternate Members: Gonzalo Francisco Oliva Beltrán, Alberto Gustavo Gonzalez, Jacqueline Berzón, Guillermo Feldberg, Silvia Alejandra Rodriguez.

AUDIT COMMITTEE: Enrique Garrido, Esteban Gabriel Macek (“financial expert” of the Audit Committee) and Federico Horacio Gosman.

Members of the Supervisory Committee and the Audit Committee will hold office through the date of the Shareholders’ Meeting which will consider the documentation for fiscal year 2014.

Members of the Board of Directors of Telecom Argentina S.A. appointed at the Ordinary Shareholders’ Meeting held on April 23, 2013 and at the meeting of the Board of Directors held on December 9, 2013, as previously informed, still hold office as directors as they were appointed for three fiscal years (through the date of the Ordinary Shareholders’ Meeting which will consider the documentation for fiscal year 2015).

INDEPENDENT AUDITORS FOR FISCAL YEAR 2014: The accounting firm “Price Waterhouse & Co SRL”. Certified Public Accountant: Carlos Alberto Pace. Alternate Certified Public Accountant: Mario Angel Julio.

MANAGEMENT WITH DIRECT REPORT TO THE BOARD OF DIRECTORS:

Chief Executive Officer: Stefano De Angelis

Internal Audit Director: Ricardo D. Luttini

Yours sincerely,

María Delia Carrera Sala

Attorney-in-fact

1

TELECOM ARGENTINA S.A.

Summary of the Resolutions approved by the General Ordinary

Shareholders’ Meeting held on April 29, 2014

The following resolutions were adopted upon reviewing each of the items included in the Agenda:

1°) Appointment of two shareholders to approve and sign the Minutes of the Meeting.

Mrs. Maria de los Angeles Blanco Salgado, the representative of Nortel Inversora S.A. and Mr. Pablo Andres Mascioli, the representative of Administración Nacional de Seguridad Social – Fondo de Garantía de Sustentabilidad – Ley N 26,425 (or “ANSeS”), were appointed to approve and sign the Minutes.

2°) Review the documents provided for in Section 234, Subsection 1 of Law 19,550, the Rules of the Argentine National Securities Commission (Comisión Nacional de Valores (“CNV”)) and the Listing Regulations of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), and of the accounting documents in English required by the Rules of the U.S. Securities and Exchange Commission for the twenty-fifth fiscal year ended December 31, 2013 (‘Fiscal Year 2013’).

All of the documentation submitted for consideration by the shareholders was approved without amendment, as presented to the Board of Directors, the Audit Committee and the Supervisory Committee and as approved by the Board of Directors in its meeting held on February 27, 2014 and filed with the regulatory entities.

3°) Analysis of the allocation of Retained Earnings as of December 31, 2013 (P$ 3,202,462,964.-). The Board of Directors proposes the allocation of: (i) P$ 9,369,889.- to the Legal Reserve; (ii) P$ 1,201,757,911.- to ‘Cash Dividends’ (in two equal installments to be paid on May 8th, 2014 and in September 2014 when the Board of Directors determines the specific date for such payment); (iii) P$ 1,991,335,164.- to ‘Voluntary Reserve for Future Capital Operations’’.

Delegation of powers to the Board of Directors to determine the allocation of the Voluntary Reserve for Future Capital Operations for their specific purposes.

It was resolved to adjourn until May 21st, 2014 at 10:00 a.m., to consider the third item of the Agenda.

4°) Review of the performance of the members of the Board of Directors and the Supervisory Committee from April 23, 2013 to the date of this Shareholders’ Meeting.

The Shareholders’ Meeting approved the performance of all the members of the Board of Directors and of the Supervisory Committee acting as of April 23, 2013 to the date of this Meeting.

5°) Review of the compensation of the Board of Directors for the services rendered during Fiscal Year 2013 (from the Shareholders’ Meeting of April 23, 2013 to the date of this Meeting). Proposal to pay the aggregate amount of P$ 13,300,000.-, which represents 0.41% of ‘accountable earnings’, calculated under Section 3 of Chapter III, Title II of the Rules of CNV (N.T. 2013).

The aggregate compensation of P$ 13,300,000 was approved for members of the Board of Directors acting from the Shareholders’ Meeting of April 23, 2013 to the date of this Meeting, to be distributed in the manner provided for by the Company’s Board of Directors, taking in consideration the advance payments of fees that the Directors have received.

6°) Authorize the Board of Directors to make advance payments of fees for up to P$ 11,000,000.- to those Directors acting during Fiscal Year 2014 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision adopted at such Meeting).

The Board of Directors was authorized to make advance payments of fees to the members of the Board of Directors acting during Fiscal Year 2014 for up to an aggregate amount of P$ 11,000,000, contingent upon the decision adopted at the Shareholders’ Meeting which considers the documentation for such fiscal year. The Board of Directors was authorized to increase such amount based on reasonable standards in case of advent of exceptional circunstances.

7°) Review of the Supervisory Committee’s compensation for the services rendered during Fiscal Year 2013 (as from the Shareholders’ Meeting of April 23, 2013 through the date of this meeting). Proposal to pay the aggregate amount of P$ 2,960,000.-

Total compensation of P$2,960,000 was approved for the Supervisory Committee members acting from the Shareholders’ Meeting held on April 23, 2013 to the date of this Meeting, taking in consideration the advance payments of fees that the members of the Supervisory Committee have received. Such amount shall be distributed equally between the regular members who, if applicable, shall proportionally distribute it in favor of their respective alternates who effectively served and in such manner as determined by the regular members.

8°) Determination of the number of members and alternate members of the Supervisory Committee for Fiscal Year 2014.

It was resolved that the Supervisory Committe for the Fiscal Year 2014 will be composed of five (5) regular members and five (5) alternate members.

9°) Election of members of the Supervisory Committee.

The following persons were elected as regular members:

Evelina Leoní Sarrailh; Gustavo Adrián Enrique Gené; Susana Margarita Chiaramoni; Gerardo Prieto y Raúl Alberto Garré. Mr. Garré was proposed by the shareholder ANSeS.

Ms. Evelina Leoní Sarrailh and Ms. Susana M. Chiaramoni are lawyers and Messrs. Gustavo Adrian Enrique Gené and Gerardo Pietro are certified accountants; and Mr. Raúl Alberto Garré is a lawyer and a certified accountant and all of them qualify as “Independent” according to the categories described under Technical Resolutions of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (Argentine Federation of Professional Councils in Economic Sciences) applicable for the determination of the Supervisory Committee members’ independence, in accordance with article 12 of Chapter III, Title II of the Rules of the Comisión Nacional de Valores (N.T. 2013). None of them falls under any of the circumstances listed in Article 4 of Chapter I of Title XII of the Rules of the Comisión Nacional de Valores (N.T. 2013).

It was also stated that none of the elected members, the law firms that they are members of or other members of such law firms have been External Auditors of Telecom Argentina nor will be nominated for such purpose.

10°) Election of alternate members of the Supervisory Committee.

The following persons were elected as alternate members: Gonzalo Francisco Oliva Beltrán (as alternate to Evelina L. Sarrailh), Alberto Gustavo Gonzalez (as alternate to Gustavo Adrián Enrique Gené), Jacqueline Berzón (as alternate to Susana Margarita Chiaramoni), Guillermo Feldberg (as alternate to Gerardo Prieto) and Silvia Alejandra Rodriguez (as alternate to Raúl Alberto Garré). Ms. Silvia A. Rodriguez was proposed by the shareholder ANSeS.

Mr. Gonzalo F. Oliva Beltrán and Ms. Jacqueline Berzón and Ms. Silvia A. Rodriguez are lawyers and Messrs. Alberto G. Gonzalez and Guillermo Feldberg are certified accountants and all of them qualify as “Independent” according to the categories described under Technical Resolutions of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (Argentine Federation of Professional Councils in Economic Sciences), applicable for the determination of the Supervisory Committee members’ independence in accordance with article 12 of Chapter III, Title II of the Rules of the Comisión Nacional de Valores (N.T. 2013). None of them falls under any of the circumstances listed in Article 4 of Chapter I of Title XII of the Rules of the Comisión Nacional de Valores (N.T. 2013).

It was also stated that none of the elected alternate members, the law firms that they are members of or other members of such law firms have been external auditors of Telecom Argentina nor will be nominated for such purpose.

11°) Authorize the Board of Directors to make advance payments of fees of up to P$ 2,960,000.-, to those Supervisory Committee members acting during Fiscal Year 2014 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision adopted at such Meeting).

The Board of Directors was authorized to make advance payment of fees to the members of the Supervisory Committee acting during Fiscal Year 2014 for up to an aggregate of P$ 2,960,000 contingent upon the decision adopted at the Meeting reviewing the documents of such fiscal year. The Board of Directors was authorized to increase such amount based on reasonable standards in case of of exceptional circumstances.

12°) Appointment of independent auditors for the Fiscal Year 2014 financial statements and determination of their compensation as well as of the compensation due to those acting in Fiscal Year 2013.

The Accounting Firm “Price Waterhouse & Co SRL” was appointed Independent Auditor of the financial statements for Fiscal Year 2014. Mr. Carlos Alberto Pace was designated as the regular certifying accountant and Mr. Mario Angel Julio as his alternate. In addition, it was decided that their compensation should be determined at the Shareholders’ Meeting reviewing the financial statements for that fiscal year, and the audit committee was delegated the authority to determine how their service would be rendered and to make advance fee payments.

The compensation of the Independent Auditor acting during the fiscal year ended on December 31, 2013 was set in the aggregate amount of P$ 6,300,000, excluding VAT, of which P$ 3,180,000 was assigned to the financial statement audit fees and P$ 3,120,000 to the audit tasks related to certification under Section 404 of the Sarbanes-Oxley Act.

13°) Review of the Audit Committee’s budget for Fiscal Year 2014.

The budget for the Audit Committee operations for the Fiscal Year ending December 31, 2014 was set in the amount of P$ 1,800,000.-

14°) Modification of the procedure set by the Ordinary Shareholders’ Meeting of April 23, 2013 according to which Alternate Directors proposed by the shareholder FGS-ANSeS are able to replace Directors proposed by such Shareholder.

It was resolved that from the date of this Ordinary Shareholder’s Meeting, the alternate members of the Board of Directors, Messrs. Eduardo Pablo Guillermo Setti and Juan Massolo and Mrs. Verónica Daniela Álvarez, will perform interchangeably as alternates to the regular directors: Messrs. Esteban Ariel Santa Cruz, Federico Horacio Gosman and Mrs. Mariana Laura Gonzalez.

All resolutions where adopted by the majority of computable votes, after deducting the voluntary abstentions from the calculation base.

The Shareholders’ Meeting was attended by Maria Ines Pont Lezica on behalf of the Comisión Nacional de Valores and accountant Alejandro Romano on behalf of the Buenos Aires Stock Exchange.

María Delia Carrera Sala

Attorney-at-law and in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	April 30, 2014	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman